

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 9, 2017

VIA E-MAIL
Mr. Jeffrey S. Edison
Chief Executive Officer
Phillips Edison Grocery Center REIT III, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> Re: **Phillips Edison Grocery Center REIT III, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted February 2, 2017**
> **CIK No. 0001688016**

Dear Mr. Edison:

Our preliminary review of your draft registration statement indicates that the company intends for the financial statements to be filed by amendment. It appears that the company was other than nominally capitalized as of the date of organization. As a result, we believe the draft registration statement fails in material respects to comply with the requirements of the form due to the lack of financial statements. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

You may submit a substantive amendment to correct the deficiencies. Please contact me at (202) 551 - 3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Robert H. Bergdolt, Esq.
      DLA Piper LLP